                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 1)

                      Liberty Satellite & Technology, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                Series A Common Stock, par value $1.00 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    531182103
                             ----------------------
                                 (CUSIP Number)

                             Charles Y. Tanabe, Esq.
                    Senior Vice President and General Counsel
                            Liberty Media Corporation
                            9197 South Peoria Street
                            Englewood, Colorado 80112
                                 (720) 875-5400
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  June 22, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 10 Pages)

----------

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP NO. 36866W 10 6

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      1         NAMES OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                Liberty Media Corporation
                84-1288730

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      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                (a)   [ ]

                (b)   [X]

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      3         SEC USE ONLY

--------------------------------------------------------------------------------
      4         SOURCE OF FUNDS
                OO
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      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) or 2(e)  [ ]

--------------------------------------------------------------------------------
      6         CITIZENSHIP OR PLACE OF ORGANIZATION
                Delaware
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                                     7        SOLE VOTING POWER
                                              6,035,964 SHARES OF SERIES A
                                              3,322,658 SHARES OF SERIES B
        NUMBER OF              -------------------------------------------------
         SHARES                      8        SHARED VOTING POWER
       BENEFICIALLY                           0 shares
         OWNED BY              -------------------------------------------------
          EACH                       9        SOLE DISPOSITIVE POWER
        REPORTING                             6,035,964 SHARES OF SERIES A
         PERSON                               3,322, 658 SHARES OF SERIES B
                               -------------------------------------------------
                                    10        SHARED DISPOSITIVE POWER
                                              0 shares
--------------------------------------------------------------------------------
      11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,035,964 SHARES OF SERIES A*

                3,322,658 SHARES OF SERIES B
--------------------------------------------------------------------------------
      12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES  [ ]
--------------------------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)**
                Series A Common Stock: 8.9%

                Series B Common Stock: 43.0%
--------------------------------------------------------------------------------
      14        TYPE OF REPORTING PERSON
                HC, CO
--------------------------------------------------------------------------------

----------

* Does not include shares of Series A Common Stock issuable upon conversion of Series B Common Stock.

** Each share of Series A Common Stock is entitled to one vote per share and each share of Series B Common Stock is entitled to ten votes per share. Accordingly, when these series of stock are aggregated, the reporting person may be deemed to hold voting securities of the issuer representing approximately 27.1% of the total voting power of the outstanding common stock of the issuer.


                               Page 2 of 10 Pages

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                                (AMENDMENT NO. 1)

                                  STATEMENT OF

                            LIBERTY MEDIA CORPORATION

        PURSUANT TO SECTION 13(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                                  IN RESPECT OF

                      LIBERTY SATELLITE & TECHNOLOGY, INC.

AMENDMENT NO. 2 TO SCHEDULE 13D

         Liberty Media Corporation (the "Statement"), a Delaware corporation ("Liberty" or the "Reporting Person"), hereby amends and supplements its Statement on Schedule 13D originally filed on November 8, 2000 (the "Statement") with respect to the Series A Common Stock, par value $1.00 per share (the "Series A Stock"), of Liberty Satellite & Technology, Inc.("Liberty Satellite"), a Delaware corporation. Unless otherwise indicated herein, each capitalized term used but not defined herein has the meaning assigned thereto in the Statement.

ITEM 2. IDENTITY AND BACKGROUND

         Item 2 of the Statement is hereby amended and supplemented by adding the following information thereto:

         On October 25, 2000, AT&T announced a restructuring of its businesses. In this restructuring, Liberty will be split off from AT&T and will become an independent, publicly traded company. The split off is scheduled to occur at 9:00 a.m., New York City time, on August 10, 2001. In the split off, Liberty's common stock will be recapitalized, and each outstanding share of AT&T Class A Liberty Media Group tracking stock will be redeemed for one share of new Liberty Series A common stock, and each outstanding share of AT&T Class B Liberty Media Group tracking stock will be redeemed for one share of new Liberty Series B common stock. Although it is anticipated that the split off will occur as scheduled, the split off is subject to certain conditions and there can be no assurance that it will be consummated as currently contemplated or at all.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 of the Statement is hereby amended and supplemented by adding the following information thereto:


                               Page 3 of 10 Pages

         On June 22, 2001, Liberty Satellite issued 1,227,428 shares of Series A stock to Liberty LSAT II, Inc. in payment of dividends accrued on shares of Liberty Satellite Series A Cumulative Preferred Stock held by Liberty LSAT II, Inc. (the "Series A Preferred Stock") and issued 818, 285 shares of Series A Stock to Liberty LSAT, Inc. in payment of dividends accrued on shares of Liberty Satellite Series B Cumulative Convertible Voting Preferred Stock held by Liberty LSAT, Inc. (the "Series B Preferred Stock").

ITEM 4. PURPOSE OF TRANSACTION.

         Item 4 of the Statement is hereby amended and supplemented by adding the following information thereto:

         The purpose of the issuances described in the amendments to Item 3 was to pay dividends accrued on the shares of Series A Preferred Stock and Series B Preferred Stock.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 of the Statement is hereby amended and supplemented by adding the following information thereto:

         (a) After giving effect to the issuances described in the amendment to
Item 3, the Reporting Person beneficially owns 6,035,964 shares of Series A Stock and 3,322,658 shares of Series B Stock. The Series A Stock is entitled to one vote per share and the Series B Stock is entitled to 10 votes per share. Accordingly, the Reporting Person beneficially owns approximately 8.9% of the 67,525,227 shares of Series A Stock outstanding and 43.0% of the 7,724,077 shares of Series B Stock outstanding.

         Except as described on Schedule 3, which is incorporated herein, to the knowledge of the Reporting Person, none of the Schedule 1 Persons and none of the Schedule 2 Persons beneficially owns any shares of Common Stock.

         (b) The Reporting Person has the sole power to vote or to direct the voting of the Shares and the sole power to dispose of, or to direct the disposition of, the Shares. Except as stated otherwise in Schedule 3, which is incorporated herein, to the knowledge of the Reporting Person, each of the persons listed on Schedule 3 has the sole power to vote or direct the voting of, and the sole power to dispose of or direct the disposition of, the shares of Common Stock indicated as being owned by such person on Schedule 3.

         (c) Except for the issuance of Shares described in the amendments to
Item 3, no transactions in the shares of Common Stock have been effected by the Reporting Person or, to the knowledge of the Reporting Person, by any of the
Schedule 1 Persons or Schedule 2 Persons during the last 60 days.

         (d) None.

         (e) Not applicable.


                               Page 4 of 10 Pages

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         None.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS.

         No exhibits other than those exhibits filed in the original Statement are to be filed.


                               Page 5 of 10 Pages

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 23, 2001

                                        LIBERTY MEDIA CORPORATION


                                        By:  /s/ Charles Y. Tanabe
                                             -------------------------
                                        Name:    Charles Y. Tanabe
                                        Title:   Senior Vice President


                               Page 6 of 10 Pages

Schedule 1 of the Statement is hereby amended to read in its entirety as follows:

                                   SCHEDULE 1

          DIRECTORS AND EXECUTIVE OFFICERS OF LIBERTY MEDIA CORPORATION

         The name and present principal occupation of each director and executive officer of Liberty Media Corporation are set forth below. The business address for each person listed below is c/o Liberty Media Corporation, 9197 South Peoria Street, Englewood, Colorado 80112. All executive officers and directors listed on this Schedule 1 are United States citizens, except for David J.A. Flowers, who is a Canadian citizen.

Name                         Principal Occupation
----                         --------------------
John C. Malone               Chairman of the Board and Director of Liberty

Robert R. Bennett            President, Chief Executive Officer and
                             Director of Liberty

Gary S. Howard               Executive Vice President, Chief Operating Officer
                             and Director of Liberty

Paul A. Gould                Director of Liberty; Managing Director of Allen
                             & Company Incorporated

Harold R. Handler            Director of Liberty, Of Counsel with Simpson
                             Thacher & Bartlett

Jerome H. Kern               Director of Liberty

Frank J. Macchiarola         Director of Liberty, President of Saint Francis
                             College

Michael T. Ricks             Director of Liberty; Vice President, Treasury,
                             Telseon, Inc.

Larry E. Romrell             Director of Liberty; Consultant to AT&T
                             Broadband, LLC

David J.A. Flowers           Senior Vice President and Treasurer of Liberty

Elizabeth M. Markowski       Senior Vice President of Liberty

Charles Y. Tanabe            Senior Vice President, General Counsel and
                             Secretary of Liberty

Peter N. Zolintakis          Senior Vice President of Liberty

Christopher W. Shean         Vice President and Controller of Liberty


                               Page 7 of 10 Pages

Schedule 2 of the Statement is hereby amended to read in its entirety as follows:

                                   SCHEDULE 2

                        DIRECTORS AND EXECUTIVE OFFICERS
                                       OF
                                   AT&T CORP.

         The name and present principal occupation of each director and executive officer of AT&T Corp. are set forth below. The business address for each person listed below is c/o AT&T Corp., 295 North Maple Avenue, Basking Ridge, New Jersey 07920. All executive officers and directors listed on this
Schedule 2 are United States citizens.

Name                          Title
----                          -----
C. Michael Armstrong          Chairman of the Board, Chief Executive Officer
                              and Director

J. Michael Cook               Director; Retired Chairman and Chief Executive
                              Officer of Deloitte & Touche LLP

Kenneth T. Derr               Director; Chairman of the Board, Retired, of
                              Chevron Corporation

M. Kathryn Eickhoff           Director, President of Eickhoff Economics
                              Incorporated

George M. C. Fisher           Director; Chairman of the Board of Eastman
                              Kodak Company

Amos B. Hostetter, Jr.        Director; Chairman of the Board of Pilot House
                              Associates

Shirley A. Jackson            Director; President of Rensselaer Polytechnic
                              Institute

Donald F. McHenry             Director; President of the IRC Group LLC

Louis A. Simpson              Director; President and Chief Executive Officer
                              of Capital Operations of GEICO Corp.

Michael I. Sovern             Director; President Emeritus and Chancellor Kent
                              Professor of Law at Columbia University

Sanford I. Weill              Director; Chairman of the Board and Co-CEO of
                              Citigroup Inc.

Betsy J. Bernard              Executive Vice President and President and Chief
                              Executive Officer of AT&T Consumer

James W. Cicconi              Executive Vice President-Law & Government Affairs
                              and General Counsel

Nicholas S. Cyprus            Vice President and Controller

David W. Dorman               President of AT&T Corp.

Mirian M. Graddick-Weir       Executive Vice President, Human Resources


                               Page 8 of 10 Pages

Frank Ianna                   Executive Vice President and President, AT&T
                              Network Services

Richard J. Martin             Executive Vice President, Public Relations and
                              Employee Communication

David C. Nagel                President of AT&T Labs; Chief Technology Officer

Charles H. Noski              Senior Executive Vice President and Chief
                              Financial Officer

John C. Petrillo              Executive Vice President, Corporate Strategy and
                              Business Development

Daniel E. Somers              President and CEO of AT&T Broadband


                               Page 9 of 10 Pages

Schedule 3 of the Statement is hereby amended to read in its entirety as follows:

                                   SCHEDULE 3

         The Reporting Person disclaims beneficial ownership of the securities listed on this Schedule 3.

Name                    Shares and Options to Purchase Shares Beneficially Owned
----                    --------------------------------------------------------
John C. Malone          14 shares of Series A Stock directly, 120,000 shares of
                        Series A Stock indirectly through a trust of which Dr.
                        Malone is the sole trustee and in which, with his
                        spouse, he retains a unitrust interest, options to
                        purchase 250,000 shares of Series A Stock, and 117,300
                        shares of Series B Stock held by Dr. Malone's spouse of
                        which he disclaims any beneficial interest.

Robert R. Bennett       Options to purchase 5,000 shares of Series A Stock.

Gary S. Howard          60,204 shares of Series A Stock, options, granted in
                        tandem with stock appreciation rights, to purchase
                        15,000 shares of Series A Stock and options to purchase
                        332,038 shares of Series A Stock.

Charles Y. Tanabe       200 shares of Series A Stock

Jerome H. Kern          Options to purchase 92,000 shares


                               Page 10 of 10 Pages